UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Karuna Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48576A100

(CUSIP Number)

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48576A100

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,295,397
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,295,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,295,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon 26,012,754 shares of common stock outstanding of Karuna Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission on November 21, 2019.

SCHEDULE 13D

CUSIP No. 76133L103

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,295,397
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,295,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,295,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon 26,012,754 shares of common stock outstanding of Karuna Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission on November 21, 2019.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed by PureTech Health LLC (“PureTech Health”) and PureTech Health plc with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Statement”). The Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Karuna Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 33 Arch Street, Suite 3110, Boston, MA 02110. The Common Stock is listed on the Nasdaq Global Market under the ticker symbol “KRTX”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 22, 2020, PureTech Health sold 2,100,000 shares of Common Stock of the Issuer. As a result of this transaction, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Common Stock outstanding since the filing of the Statement.

Item 2. Identity and Background

a) This Schedule 13D is being filed by PureTech Health LLC (“PureTech Health”), a limited liability company organized under the laws of Delaware, and PureTech Health plc (“PureTech Health plc”), a public limited company organized under the laws of the United Kingdom (collectively, the “Reporting Persons”).

(b) The principal business address of PureTech Health and PureTech Health plc is 6 Tide Street, Suite 400, Boston, MA 02210.

(c) PureTech Health is a Limited Liability Company organized under the laws of the State of Delaware and PureTech Health plc is a public limited company organized under the laws of the United Kingdom. Each Reporting Persons is a biotechnology company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

On June 27, 2019, the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering (“IPO”) was declared effective. The closing of the IPO took place on July 2, 2019.

Prior to the IPO, in July 2009, PureTech Health acquired 1,886,363 shares of Common Stock as founder shares at par value, the fair market value of the shares at the time of issuance.

Prior to the IPO, in July 2009, PureTech Health acquired 4,000,000 shares of the Issuer’s Series Seed Preferred Stock for $0.0001 per share, or $400 in the aggregate. In August 2018, PureTech Health acquired 1,348,814 shares of the Issuer’s Series A Preferred Stock upon conversion of $18,155,036 in outstanding principal, interest and discount on convertible promissory notes issued to PureTech Health by the Issuer between May 2011 and June 2018. In March 2019, PureTech Health acquired 330,250 shares of the Issuer’s Series B Preferred Stock at a purchase price of $15.14 per share, or $5,000,000 in the aggregate. Upon the closing of the Issuer’s initial public offering, each Preferred Share automatically converted into the Issuer’s Common Stock on a 1.2987-to-1 ratio.

In July 2018, PureTech Health acquired 10 shares of the Issuer’s Common Stock upon partial exercise of a warrant issued to PureTech Health by the Issuer at a price of $3.79 per share, or $3.79 in the aggregate, and in March 2019 the Issuer acquired an additional 15,390 shares of the Issuer’s Common Stock upon exercise of the remaining portion of the warrant at a price of $3.79 per share, or $37.90 in the aggregate.

As a result of the transactions described in Item 1 and this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 20.4% of the outstanding shares of Common Stock. PureTech Health plc, as the parent entity of PureTech Health, may be deemed to be the beneficial owner of approximately 20.4% of the outstanding shares of Common Stock. None of the Reporting Persons have acquired or disposed of any additional shares of Common Stock since January 22, 2020.

Item 4. Purpose of Transaction

The information contained in Item 1 and Item 3 above is herein incorporated by reference.

The shares of Common Stock reported in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above.

Based on the 26,012,754 shares of the Issuer’s common stock outstanding as of November 21, 2019, the Common Stock held by the Reporting Persons constitutes 20.4% of the outstanding shares of Common Stock of the Issuer.

PureTech Health plc, may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech Health.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 1, 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer

Bharatt Chowrira, an officer of PureTech Health plc, was a member of the Board of Directors of the Issuer from March 2017 until December 2019, and, accordingly, the Reporting Persons may have had the ability to affect and influence control of the Issuer until such time of his resignation.

Amended and Restated Investors’ Rights Agreement

PureTech Health and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investor Rights Agreement”), dated as of March 15, 2019. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of shares of Common Stock, or their transferees, are entitled to the registration rights set forth below with respect to registration of the resale of such shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the Investors Rights Agreement.

Demand Registration Rights

Beginning 180 days after the effective date of the registration statement for the IPO, upon the written request from the holders of at least 40% (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million) of the outstanding registrable securities (as defined in the Investor Rights Agreement), the Issuer is required to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of its registrable securities for public resale. The Issuer is required to effect only two registrations pursuant to this provision of the Investor Rights Agreement.

Form S-3 Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of the holders of registrable securities, the Issuer is required to file a Form S-3 registration statement with respect to their registrable securities so long as the total amount of registrable securities requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $5.0 million. The Issuer is required to effect only two registrations in any twelve-month period pursuant to this provision of the Investor Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer registers any securities either for its own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of Common Stock in the registration. Subject to certain exceptions contained in the Investor Rights Agreement, the Issuer and the underwriters may limit the number of shares of Common Stock included in the underwritten offering to the number of shares of Common Stock which the Issuer and the underwriters determine in its sole discretion will not jeopardize the success of the offering.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to it, and the holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights

The demand registration rights, short form registration rights and piggyback registration rights granted under the Investor Rights Agreement will terminate on the fifth anniversary of the completion of the IPO.

The Investor Rights Agreement is more fully described in the prospectus filed in connection with the Issuer’s IPO and was filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863), and such description is incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among PureTech Health LLC and PureTech Health plc.

2.	Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2020

PURETECH HEALTH LLC

By:	/s/ Stephen Muniz
Name:	Stephen Muniz
Title:	Chief Operating Officer

PURETECH HEALTH PLC

By:	/s/ Stephen Muniz
Name:	Stephen Muniz
Title:	Chief Operating Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

PURETECH HEALTH PLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of PureTech Health plc are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with PureTech Health plc and (ii) the business address of each director and executive officer listed below is 6 Tide Street, Suite 400, Boston, MA 02210.

Name	Position with Reporting Person	Principal Occupation	Citizenship

Daphne Zohar	Chief Executive Officer and Director	Chief Executive Officer	United States of America

Raju Kucherlapati	Director	Professor, Harvard Medical School	United States of America

John LaMattina	Director	Pharmaceutical Executive	United States of America

Robert Langer	Director	Professor, Massachusetts Institute of Technology	United States of America

Marjorie Scardino	Director	Executive	United Kingdom

Bennett Shapiro	Director	Pharmaceutical Executive	United States of America

Christopher Viehbacher	Director	Managing Partner, Gurnet Point Capital	United States of America

Stephen Muniz	Chief Operating Officer and Director	Chief Operating Officer	United States of America

Joseph Bolen	Chief Scientific Officer	Chief Scientific Officer	United States of America

Bharatt Chowrira	President and Chief of Business and Strategy	President and Chief of Business and Strategy	United States of America

Joep Muijrers	Chief Financial Officer	Chief Financial Officer	The Netherlands

Eric Elenko	Chief Innovation Officer	Chief Innovation Officer	United States of America

Schedule II

The business and operations of PureTech Health LLC are managed by the executive officers and directors of its parent entity, PureTech Health plc, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement among PureTech Health LLC and PureTech Health plc.

2.	Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of January 22, 2020.

PURETECH HEALTH LLC

By:	/s/ Stephen Muniz
Name: Stephen Muniz
Title: Chief Operating Officer

PURETECH HEALTH PLC

By:	/s/ Stephen Muniz
Name: Stephen Muniz
Title: Chief Operating Officer